UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Amcast Industrial Corporation

(Name of Issuer)

Common Stock - No Par Value

(Title of Class of Securities)

023395 10 6

(CUSIP Number)

November 6, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	x	]	Rule 13d-1(b)

[		]	Rule 13d-1(c)

[		]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

SCHEDULE 13G

CUSIP No.	023395 10 6

1.	Names of Reporting Persons. Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 455,625

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 455,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
455,625

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9)
4.9%

12.	Type of Reporting Person (See Instructions)
IN

Page 2 of 8 pages

SCHEDULE 13G

CUSIP No.	023395 10 6

1.	Names of Reporting Persons. Robotti & Company Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only).
65-1191184

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization
New York

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 362,675

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 362,675

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
362,675

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9)
3.9%

12.	Type of Reporting Person (See Instructions)
CO, IA

Page 3 of 8 pages

SCHEDULE 13G

CUSIP No.	023395 10 6

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only).
11-2474002

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization
New York

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 92,950

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 92,950

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
92,950

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9)
1.0%

12.	Type of Reporting Person (See Instructions)
PN

Page 4 of 8 pages

SCHEDULE 13G

Item 1. (a)  Name of Issuer

                         Amcast Industrial Corporation

Item 1. (b)  Address of Issuer's Principal Executive Offices

                        7887 Washington Village Drive, Dayton, Ohio 45459

Item 2. (a)  Name of Person Filing

This statement is filed by:
(i)	Robert E. Robotti, a United States citizen ("Robotti"); and
(ii)	Robotti & Company Advisors, LLC, a New York corporation (Robotti Advisors"); and
(iii)	The Ravenswood Investment Company, L.P., a New York limited partnership ("Ravenswood")

Item 2. (b)  Address of Principal Business Office or, if none, Residence

c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, Suite 503, New York, New York 10017-3808

Item 2. (c)  Citizenship

                        See Item 2(a)

Item 2. (d)  Title of Class of Securities

                        Common Stock - No Par Value(the "Security")

Item 2. (e)  CUSIP Number

                        023395 10 6

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3 (a)(6) of the Exchange Act
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[X]	An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1 (b) (1)(ii)(J)

Page 5 of 8 pages

SCHEDULE 13G

Item 4.  Ownership.

(a)	Robert E. Robotti shares beneficial ownership of 455,625 shares of the Security through the following his ownership of Robotti Advisors, an investment advisor in accordance with Rule 13d-1 (b)(1)(ii)(E), by virtue of the investment discretion Robotti Advisors has over the accounts of its advisory clients, which holds an aggregate of  362,675 shares of the Security; and

his position as Managing Member of Ravenswood Management Company, LLC, which serves as the General Partner of Ravenswood, which owns 92,950 shares of the Security.

(b)

The aggregate amount of the Security beneficially owned by Robert E. Robotti is 4.9% of the total outstanding shares of 9,264,234 common stocks, as per the Issuer's most recent 10-K dated November 12, 2003.

(c)	(i)	Mr. Robotti does not have the sole power to vote or direct the vote of any of the shares of the Security.

	(ii)	Mr. Robotti shares the power to vote or direct the vote of the shares of the Security as follows:
he shares with Robotti Advisors and its advisory clients the power to vote or direct the vote of 362,675 shares of the Security; and
he shares with the other Managing Member of Ravenswood Management Company, LLC, which serves as the General Partner of Ravenswood the power to vote or direct the vote of 92,950 shares of the Security.

	(iii)	Mr. Robotti does not have the sole power to dispose or to direct the disposition of any of the shares of the Security.

	(iv)	Mr. Robotti shares the power to dispose or to direct the disposition of the shares of the Security as follows:
he shares with Robotti & Company and its brokerage customers and Robotti Advisors and its advisory clients the power to dispose or to direct the disposition of 362,675 shares of the Security; and

  he shares with the other Managing Member of Ravenswood Management Company, LLC., which serves as the General Partner of Ravenswood the power to dispose or to direct the disposition of 92,950 shares of the Security.

Page 6 of 8 pages

SCHEDULE 13G

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                        Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                        Not Applicable.

Item 8.  Identification and Classification of Members of the Group

                        Not Applicable.

Item 9.  Notice of Dissolution of Group

                        Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 14, 2003
		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti

Robotti & Company Advisors, LLC

		By:	Robotti & Company, Incorporated

Parent Holding Company of
Robotti & Company Advisors, LLC

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: President and Treasurer of
Robotti & Company, Incorporated

The Ravenswood Investment Company, L.P.
		By:	Ravenswood Management Company, LLC

General Partner of
The Ravenswood Investment Company, L.P.

		By:	/s/ Robert E. Robotti

Robert E. Robotti
Title: Managing Member of
Ravenswood Management Company, LLC

Page 8 of 8 pages